                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             HOMETOWN BANCORP, INC.
                             ----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    43785X108
                                    ---------
                                 (CUSIP Number)

                                THOMAS F. GIBNEY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              HOMETOWN BANCORP MHC
                                 12 MAIN STREET
                             WALDEN, NEW YORK 12586
                                 (845) 778-2171

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 28, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 9.

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---------------------------
   CUSIP No. 43785X108
---------------------------

SCHEDULE 13D

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             HOMETOWN BANCORP MHC

             02-0783012
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
                                                                        (b) /_/
--------------------------------------------------------------------------------
     3     SEC USE ONLY
--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------
     5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               /_/
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
                UNITED STATES
--------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER
               NUMBER OF                           1,309,275
      SHARES BENEFICIALLY OWNED BY    ------------------------------------------
                  EACH                   8     SHARED VOTING POWER
               REPORTING                               0
                 PERSON               ------------------------------------------
                  WITH                   9     SOLE DISPOSITIVE POWER
                                                   1,309,275
--------------------------------------------------------------------------------
                                        10     SHARED DISPOSITIVE POWER
                                                       0
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,309,275
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES    /_/
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
           55.0%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON
           HC, CO
--------------------------------------------------------------------------------

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ITEM 1.    SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Hometown Bancorp, Inc. (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 12 Main Street, Walden, New York 12586.

ITEM 2.    IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Hometown Bancorp MHC (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's outstanding shares of common stock. The principal office of the MHC is located at 12 Main Street, Walden, New York 12586. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 28, 2007, the Issuer sold 1,309,275 shares of common stock to the MHC at $0.01 per share. The funds for the purchase of the shares by the MHC came from its working capitalization. On June 28, 2007, the directors and executive officers of the MHC (the "Insiders") also purchased shares of common stock from the Issuer. All purchases by the Insiders were from personal funds. Attached as Schedule I hereto and incorporated by reference is a list containing certain information with respect to the Insiders.

ITEM 4.    PURPOSE OF TRANSACTION.

         On May 14, 2007, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form SB-2, whereby on June 28, 2007, the Company sold 45.0% of its outstanding common stock in an initial public offering and sold 55.0% of its outstanding common stock to the MHC for $0.01 per share. The primary purpose of the stock offering was to raise additional capital to support future lending and operational growth and possible future branching activities or acquisitions. The stock offering also enables the

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employees and officers of Walden Federal Savings and Loan Association (the
"Bank"), the wholly-owned subsidiary of the Company, to obtain an equity ownership interest in the Bank.

         Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 1,309,275 shares of the Issuer's common stock, or 55.0% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of June 28, 2007. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

                                               NUMBER OF          PERCENT OF
                                                SHARES           COMMON STOCK
         NAME                                   OWNED            OUTSTANDING
         ----                              ----------------  -------------------

         Thomas F. Gibney                        5,000                *
         Joseph B. Horan, III                   10,000                *
         Gerald N. Jacobowitz                   10,000                *
         Graham S. Jamison                         200                *
         Stephen A. Sabine                         500                *
         Kenneth R. Schliphack                  10,000                *
         Curt J. Schoeberl, Sr.                    100                *
         Stephen W. Dederick                     4,500                *
         L. Bruce Lott                           1,050                *
         Judith B. Weyant                        4,000                *
         _______________________________________
         * Represents less than 1%.

         (c) Other than the acquisition of such shares by the MHC and the Insiders on June 28, 2007, neither the MHC nor any Insider has effected any transaction relating to the Issuer's common stock within the past 60 days.

         (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       HOMETOWN BANCORP MHC


Date: July 5, 2007                     By: /s/ Thomas F. Gibney
                                           -------------------------------------
                                           Thomas F. Gibney
                                           President and Chief Executive Officer


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                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF HOMETOWN BANCORP MHC
            --------------------------------------------------------

         The name, business address and present principal occupation of each director, executive officer and controlling person of Hometown Bancorp MHC are set forth below.

NAME                            BUSINESS ADDRESS                PRINCIPAL OCCUPATION
----                            ----------------                --------------------
Thomas F. Gibney                12 Main Street                  Director, President and Chief Executive Officer of Walden
                                Walden, New York 12586          Federal Savings and Loan Association, Hometown Bancorp, Inc., and
                                                                Hometown Bancorp MHC

Stephen W. Dederick             12 Main Street                  Vice  President  and Chief  Financial  Officer of Walden Federal
                                Walden, New York 12586          Savings  and  Loan  Association, Hometown Bancorp, Inc., and
                                                                Hometown Bancorp MHC.

L. Bruce Lott                   12 Main Street                  Senior Vice President and Chief Lending  Officer of Walden Federal
                                Walden, New York 12586          Savings and Loan Association, Hometown Bancorp, Inc., and
                                                                Hometown Bancorp MHC.

Judith B. Weyant                12 Main Street                  Senior Vice  President, Chief Operating Officer and Corporate
                                Walden, New York 12586          Secretary of Walden Federal Savings and Loan Association,
                                                                Hometown Bancorp, Inc., and Hometown Bancorp MHC.

Joseph B. Horan, III            12 Main Street                  Director of Walden Federal Savings and Loan Association, Hometown
                                Walden, New York 12586          Bancorp, Inc., and Hometown Bancorp MHC; funeral director.


Gerald N. Jacobowitz            12 Main Street                  Director of Walden Federal Savings and Loan Association, Hometown
                                Walden, New York 12586          Bancorp, Inc., and Hometown Bancorp MHC; partner of a law firm.


Graham S. Jamison               12 Main Street                  Chairman of the Board of Walden Federal Savings and Loan
                                Walden, New York 12586          Association, Hometown Bancorp, Inc., and Hometown Bancorp MHC;
                                                                retired.

Stephen A. Sabine               12 Main Street                  Director of Walden Federal Savings and Loan Association, Hometown
                                Walden, New York 12586          Bancorp, Inc., and Hometown Bancorp MHC; consultant to provider of quality control services.

Kenneth R. Schliphack           12 Main Street                  Director of Walden Federal Savings and Loan Association, Hometown
                                Walden, New York 12586          Bancorp, Inc., and Hometown Bancorp MHC; retired.


Curt J. Schoeberl, Sr.          12 Main Street                  Director of Walden Federal Savings and Loan Association, Hometown
                                Walden, New York 12586          Bancorp, Inc., and Hometown Bancorp MHC; real estate assessor, appraiser and consultant.